Associated

2013 ASSOCIATED BANC-CORP

SUMMARY ANNUAL REPORT



} *Wendi*
Customer since 2003


Average Loans
$ in billions
$18
16
14
12
10
2011
2012
2013


Average Deposits
$ in billions
$18
16
14
12
10
2011
2012
2013


Earnings Per Common Share
$1.20
1.00
.80
.60
.40
2011
2012
2013


Dividends Per Common Share
$0.40
.30
.20
.10
0
2011
2012
2013

In thousands (except per share data and performance ratios)	2011	2012	2013
Operating Results			
Net interest income	$ 612,831	$ 625,992	**$ 645,543**
Noninterest income	273,119	313,290	**313,099**
Noninterest expense	650,523	681,823	**680,749**
Net income available to common shareholders	114,869	173,773	**183,534**
Annual Averages			
Assets	$ 21,588,620	$ 21,976,357	**$ 23,305,758**
Loans	13,278,848	14,741,785	**15,663,145**
Investment securities	5,497,297	4,469,541	**4,995,331**
Deposits	14,401,127	15,582,369	**17,438,195**
Period End			
Tier 1 common equity[1]	$ 1,783,515	$ 1,875,534	**$ 1,913,320**
Tier 1 common equity ratio[2]	12.24%	11.61%	**11.46%**
Allowance for loan losses/nonaccrual loans	106%	118%	**145%**
Nonperforming assets/total assets	1.82%	1.23%	**0.84%**
Associated Bank, N.A. Senior Credit Rating (Moody's)	A3	A3	**A3**
Per Common Share Data			
Common shares outstanding	173,575	169,304	**162,623**
Diluted earnings per share	$ 0.66	$ 1.00	**$ 1.10**
Dividends per common share	0.04	0.23	**0.33**
Tangible book value per share	10.68	11.39	**11.62**
Performance Ratios			
Net interest margin	3.26%	3.30%	**3.17%**
Return on average assets	0.65	0.81	**0.81**
Return on average tier 1 common equity[1]	6.71	9.45	**9.77**

[1] Tier 1 Common Equity (T1CE), a non-GAAP financial measure, is used by banking regulators, investors and analysts to assess and compare the quality and composition of our capital with the capital of other financial services companies. Management uses Tier 1 Common Equity, along with other capital measures, to assess and monitor our capital position. Tier 1 Common Equity is Tier 1 capital excluding qualifying perpetual preferred stock and qualifying trust preferred securities.

[2] The ratio of T1CE to risk weighted assets.

ASSOCIATED BANC-CORP (NASDAQ: ASBC)

is one of the top 50 U.S. bank holding companies and the parent of Associated Bank, National Association:

- $24 billion in assets
- $16 billion in loans
- $17 billion in deposits
- $2.8 billion market capitalization

Associated is known for its strong relationships with the customers and communities it serves:

- More than 4,500 colleagues serving approximately one million customers
- Associated is the #1 mortgage originator in Wisconsin
- Associated was named to Forbes magazine's list of "America's 100 Most Trustworthy Companies"

PRODUCTS AND SERVICES

Associated offers a full range of banking services and other financial products and services:

- Commercial and Business Lending
- Commercial Real Estate Lending
- Treasury Management, Capital Markets and Insurance Services
- Consumer Banking and Retail Brokerage
- Residential Mortgage and Home Equity Lending
- Private Banking, Trust and Asset Management

OUR VISION AND VALUES

Associated Banc-Corp will be the most admired Midwestern financial services company, distinguished by sound, value-added financial solutions with personal service for our customers, built upon a strong commitment to our colleagues and the communities we serve, resulting in exceptional value for our shareholders.

PROUDLY SERVING COMMUNITIES
OVER
150
YEARS
ASSOCIATED BANC-CORP

OUR FOOTPRINT

Associated Bank has over 200 branches serving more than 100 communities throughout Wisconsin, Illinois and Minnesota, with commercial financial services in Indiana, Michigan, Missouri, Ohio and Texas.


>$1bn deposits
>$500mm deposits
MINNESOTA 1999
WISCONSIN 1861
MICHIGAN 2012
IOWA
ILLINOIS 1987
INDIANA
OHIO 2011
MISSOURI 2006



Dear Shareholders,

Four years ago, we articulated a vision for Associated to become the most admired Midwestern financial services company. Since that time, we have pursued an ambitious agenda to differentiate Associated and move toward that vision. We strive to bring increasing value to our customers, our colleagues and our communities. Success in these areas allows us to bring value to you, our shareholders. You have both invested and trusted in us to build a company with the infrastructure, direction and discipline for long-term, sustainable growth.

Delivering on Our Shareholder Commitments

We set out in 2013 with a few specific goals, including:

- **Continued focus on organic growth activities:** Total average loan balances increased 6% from a year ago, with total commercial portfolios up more than $1 billion or 12%.
- **Defending the net interest margin (NIM) compression:** NIM for the year compressed 13 basis points, yet we grew net interest income by $20 million or about 3%.
- **Strong focus on efficiency and expense management:** We delivered on our commitment to keep expenses flat, and actually reduced expenses by $1 million, despite significant investments in personnel, technology and facilities.
- **Disciplined focus on deploying capital to drive long-term shareholder value:** Our dividends per common share of $0.33 increased 43% from 2012. In addition, we repurchased almost 8 million shares of common stock during the year.

Executing on Our Strategy

Industrywide, competition for loans was high due to stronger bank balance sheets and tepid economic growth. This was particularly true for business loans, where growth has turned into a "stealing market share" game. This has led to lower pricing and aggressive loan structures in some of our markets. Even in this environment, our Commercial and Business lending average balances grew by $671 million or 13%.

Within our commercial portfolio, our Specialized Industries group was a significant contributor to growth. The power and utilities and the oil and gas businesses provided high-quality, low-volatility asset diversification. These two portfolios grew more than $400 million in 2013.

Recent expansion of our Commercial Real Estate group into adjacent Midwest markets has provided consistent loan growth and geographic diversification. Most of the 11% growth in this segment came from multi-family unit construction loans, the largest asset class of this portfolio.

We further developed Commercial Deposit and Treasury Management services during the year and look to strengthen future offerings. This includes the introduction of a new lockbox solution in early 2014 to provide expedited payments processing and enhanced reporting functionality to our corporate customers and to improve overall operating efficiencies.

Associated Financial Group (AFG), our insurance division, continued to serve the needs of our Commercial and Business Banking customers. This team is on the forefront of providing timely information and tools to help customers navigate the effects of the Affordable Care Act. Last fall,

AFG rolled out Associated Market Advantage. An alternative to public health insurance exchanges, this proprietary online portal includes decision-making, budgeting and research tools to help employers select insurance carriers and plans based on their unique business needs.

We saw momentum build within our Private Client and Institutional Services division, as evidenced by the 15% growth to a record $7.4 billion in our Trust assets under management. We are optimistic we can maintain this momentum.

We continued to chart our course for the Retail Bank which, despite the challenges of the current regulatory, economic and interest rate environment, remains critical for our enterprise. To meet the heightened expectations and evolving preferences of our customers, we made significant investments in our digital capabilities. This included the completion of upgrades to our entire ATM fleet and the deployment of a new, state-of-the-art mobile banking solution in 2013.

We've now remodeled more than half of our branches as part of a multi-year strategy to upgrade our physical locations, accelerating this process with the rollout of new, lower-cost branch concepts. This effort has led to increased brand awareness and improved the banking experience for our customers.

Investing in the branches, though essential to our business, is occurring at a time of extreme shifts in consumer behavior. As customer usage patterns migrated from branch to online and mobile banking during the year, Retail Banking continued to pursue cost reductions across our branch network. Since 2007, we have sold or consolidated 25% of our branches, resulting in annual run rate savings of over $20 million while retaining the vast majority of impacted customers.

In addition to branch rationalization, we have streamlined our real estate holdings, consolidating several support functions into more central locations. Among these actions was the consolidation of six leased locations into our corporate office in downtown Green Bay. This action delivered significant efficiencies and allowed us to contribute to the revitalization of the city.

It was another good year for our residential lending business, which grew the portfolio 12%. We right-sized our business in anticipation of the end of the mortgage refinance boom that occurred in the third quarter of last year.

Across the organization, we reengineered processes and invested in technology to improve efficiencies and ensure we are well positioned to manage the increasing complexities of our business. As part of these efforts, we are launching a new end-to-end commercial loan origination system to eliminate duplicative processes, improve turnaround times and mitigate risk.

We also leveraged flexible staffing models to help ensure we have the right number of people, possessing relevant skill sets for retail, operations and technology initiatives. Last year, we implemented a more flexible branch staffing model and engaged an offshore center to provide quality assurance testing services for our information technology applications.

We made considerable investments in our Bank Secrecy Act/Anti-Money Laundering Compliance Program over the past two years. In February 2014, the Office of the Comptroller of the Currency informed us it will terminate the Consent Order relating to this matter.

As we evolve all elements of our strategy, we do so with a keen eye toward ensuring risk management is central to our everyday operational framework. This includes internal controls and governance around compliance, credit risk management, capital planning and interest rate risks to help ensure our organization is ready for whatever the next economic cycle brings our way.

Leading the Way

In December we welcomed Cory L. Nettles to our Board of Directors. Cory is the Founder and Managing Director of Generation Growth Capital, Inc., a private equity fund. He is also Of Counsel to the law firm of Quarles & Brady LLP. Cory has an outstanding business background, and we are delighted to have him join our Board.

Enhancing the Customer Experience

For the past four years, we have been readying our company to become the financial services entity and brand we envisioned. Continuous improvement of the customer experience has been a primary objective of this process.

To help guide our progress, we implemented a service excellence program to measure customer satisfaction across multiple customer touch points. Strong Net Promoter Scores as well as customer satisfaction scores from J.D. Power, Greenwich Associates and Reputation Institute show we have closed the gap on our competitors and attained competitive leadership positions on many measures of customer experience. We accelerated brand momentum last year with the launch of a new customer brand campaign. From all areas of the company, our colleagues are working together to make Associated *a good fit* for our customers.

Building Our Culture

We recognize the critical role our colleagues play in our success. We are committed to providing regular, transparent communications so everyone understands the vision and direction of the company, as well as the importance of their individual and combined contributions to Associated reaching its full potential. We continued to focus on opportunities for our colleagues' personal and professional growth and have implemented work performance measures, clear goals and the tools they need to do their job well.

Our philanthropy reflects the people, the culture and the spirit of our company. In 2013, we provided financial support to more than 520 nonprofit organizations. Most of these decisions were driven locally by colleagues in the communities we serve. In all of Associated's regions, colleagues joined together to raise more than $1 million for the United Way for the third consecutive year. Our colleagues further supported our communities by contributing nearly 48,000 volunteer hours over the course of the year.

Delivering Sustainable Value

Since 2009, we have invested a lot of hard work, resources and creativity into righting the ship and differentiating our organization. Our strategy is driven by our commitment to deliver sustained growth, stability and shareholder value.

More work lies ahead. To be successful, we must continuously strive to exceed our customers' expectations and deliver on our promise to provide sound, value-added financial solutions, personal attention and professional support. This requires that we attract top-level colleagues and provide an environment where they can learn, grow and be fulfilled by their work. It also requires that we collaborate with leaders throughout our footprint to make our communities a better place to work and live.

In closing, we would like to thank our colleagues for sharing in our organization's vision. As outlined on the pages that follow — it is truly their commitment and their passion to serve that power our success.

Philip B. Flynn
President & Chief Executive Officer

William R. Hutchinson
Chairman

March 3, 2014

When Associated set out to tell our brand story to the outside world, we wanted to do so in a highly visible and memorable way. For Associated, we elected to choose a bright green chair and the tagline "A good fit."



ON THE COVER

Wendi, a working mom, has been an Associated Bank customer since she graduated from college in 2003. She and her husband use Associated for their family's banking needs.

Featured as our working mom at the baseball field, Wendi really does bank on the go, so the scenario shown in the commercial is a very likely one for her daily life!

Wendi's story is wonderful, and it's just one of many. Through the process of talking to customers in the development of the campaign, we met many who truly enjoy the people they work with at Associated and find value in the relationships they've built with us.

From personal to business relationships, the words of these customers said it more genuinely and authentically than any TV script we could have written.

So why a green chair?

The chair represents the customer experience we strive to create through every customer interaction. It is bright and welcoming, strong and supportive, and comfortable and practical. When you think about it, that's the way we want our customers to feel when they work with us — welcomed in friendly surroundings, confident in our capabilities and assured that we are always there to support them.

Throughout the campaign, the green chair appears in places you might expect, and in surprising places too — such as an airport, a dance studio and a fishing boat. It serves as a constant symbol that Associated Bank is always there to help our customers no matter where life takes them. It's our job to fit into our customers' lives, not the other way around.



We chose to use actual customers in our commercials. The stories they share add an authenticity to our advertising that we could never get with actors. Each customer used in our advertisements was recommended by a colleague. We're most happy to note that it wasn't difficult to find nice people who were willing to share why they love working with Associated Bank and our colleagues.

So why 'A good fit'?

On a basic level, a good fit relates creatively with the chair. It also resonates well with Associated being a bank that is large enough to provide the services of larger financial institutions, yet small enough to provide personalized solutions for our customers.

A good fit is also a more intuitive way of expressing the customer experience we want to create. You just know when something is a good fit, and that's the experience we want our customers to walk away with after every interaction with us.

Left to right: Wendi, customer since 2003 | Calvin, customer since 2007 | Zonia, customer since 2009

Left to right: Hayley, customer since 2013 | Laurel, customer since 1989 | Dextra, customer since 1991



The customer experience is everything.

The journey to introduce our brand began three years ago with the development of a customer-centric business model. The process has been a progressive one, with key building blocks along the way.

In 2011, we asked our colleagues to identify any obstacles they believed would stand in our way of delivering on our promise to be responsive, clear and capable. This has influenced how we developed our products and services, designed our processes and procedures, and set our standards for delivering the customer experience.

In 2012, we introduced our Customer Promise, giving our colleagues and customers a more tangible sense of what the brand experience should feel like at Associated. We also implemented a series of more robust customer experience initiatives, which led to improved customer satisfaction metrics across all business lines.

We purposely kept a somewhat low profile for the last few years as we worked to ensure our company was ready to deliver on the brand and truly make Associated a good fit for our customers. For all of us, the launch of our brand has been very exciting — it shines the spotlight on the customer experience we've all worked so hard to create.

OUR CUSTOMER PROMISE

As an Associated customer, your experience with us should be as pleasant as possible.

- You will be treated in a professional and friendly manner in every interaction.
- You will experience responsive service with consistently high quality.
- You will work with a knowledgeable and capable team.

We are committed to meeting your needs.

- We will guard and secure your personal and financial information at all times.
- We will communicate clearly, so you can easily make informed decisions.
- We will provide the professional advice and solutions you require.

And, should you encounter a problem, we will be fair and work hard to resolve it.

ON THE ROAD FOR BETTER WOMEN'S HEALTH



When Commercial Banking customer Marshfield Clinic announced its plans for a mobile health unit, we knew our support would be a good fit for our customers and the communities we serve. Our donation of $250,000 helped Marshfield Clinic purchase its third mobile health unit which will ultimately help deliver mammography services annually to more than 10,000 Wisconsin women as well as a range of primary care services for our state's residents.

In 2013, as part of the unit's inaugural tour, it made stops at Associated branch locations. Our shared goal was to provide convenient access to our customers and other community members who otherwise might not have easy access to these services.

Associated has contributed more than $600,000 as part of our 30-year community partnership with Marshfield Clinic. This includes support of this most current mobile unit and capital building campaigns for both the Lawton Center and Laird Center for Medical Research, located on the Clinic's main campus in Marshfield.

strong

Strong connections to me means being able to partner with your colleagues to make the customer experience successful.



Cordero
Senior Banker

clear

Clear direction means we know where the bank is heading, and we know how to contribute.



Teresa
Director of Finance

real

If you have a positive attitude, if you are hardworking and if you truly care about customers, you can be very successful.



Jennifer
Customer Care Contact Center Manager

Our people and our brand are one in the same.

Every day our customers share stories of our colleagues delivering experiences that truly differentiate Associated from its competitors. Why? Go into any Associated branch or back office location and you will meet a team of committed colleagues who embody the unique, positive and distinctive attributes that define Associated as a workplace.

- **Strong Connections** speaks to the collaboration and commitment colleagues feel as they serve their customers and communities.
- **Clear Direction** captures both leaderships' commitment to provide consistent, open communication, as well as colleagues' understanding and support for the direction of the organization.
- **Real Opportunities** addresses the career growth possibilities available for colleagues as Associated grows and succeeds.

By far our most gratifying investment has been in our own corporate culture. Our colleagues have the opportunity to grow personally and professionally — and are encouraged to do so. Associated's growth and success help create these opportunities.

Today at Associated, we are 4,500 people pulling as one.

SUCCEED TOGETHER

Bringing value through diversity and inclusion.

Creating a culture where colleagues feel valued, respected and open to sharing ideas and perspectives is at the core of Associated. A diverse and inclusive culture strengthens our ability to attract, retain and engage talented colleagues. It is also essential to meeting the wide-ranging needs of the customers and communities we serve.

Through the involvement of colleague resource groups (CRGs), we have improved our colleague recruitment and retention, and our community and market outreach. Since the inception of Associated CRGs nearly three years ago, approximately 750 of our colleagues have been involved in one or more of these groups.

In our efforts to create a diverse and inclusive culture, we have experienced improved metrics in promoting women into senior leadership roles. In 2011, 17% of Associated's senior leadership roles were filled by women. We are currently at 27%, with a goal of 30% by the end of 2014. At the same time we have established and are making progress toward a three-year goal to double minority hiring. This will help ensure our colleague population mirrors the larger communities in which we do business.

Associated's Women Network
Focuses on the personal development, professional advancement and well-being of women.

Young Professionals of Associated
Provides future leaders with career development, education and networking opportunities.

Cultural Awareness Network
Creates awareness of the diverse communities we serve, and increases our colleagues' cultural awareness.

Associated Veterans Network
Supports programs and activities for veterans, armed services members and their families.

Associated Pride & Equality Exchange
Educates, retains and serves as a resource for lesbian, gay, bisexual and transgender colleagues and all interested in equality.

Strengthening the vitality of our communities.

Developing opportunities for business growth and home ownership has long-reaching, positive implications within our communities. Associated has made concerted efforts to provide businesses with needed capital to grow and take advantage of expansion opportunities. In turn, these businesses produce employment opportunities, spur economic growth and boost the quality of life. Associated has also dedicated significant resources to affordable housing and economic development projects.

Through volunteerism and colleague-giving campaigns, Associated has proven to be a leader in addressing some of the most important issues in our communities. Most of our philanthropy is delivered locally. Regional leadership teams know the needs in their areas and guide Associated's commitment to those needs. Grants range from small donations to youth-based organizations, to major, multi-year commitments for large capital campaigns.

In all of Associated's regions, colleagues joined together in their commitment to the United Way. This included donating a portion of their paychecks to local chapters, holding fundraising events in their areas and volunteering for organizations receiving funding from the United Way.

Each of our regions has a volunteer council that works with local nonprofit organizations to find and promote volunteer opportunities for colleagues and their families. These teams, along with our colleague resource groups, help focus our volunteer efforts, positioning Associated to make the biggest possible impact within our communities.

MAKING COMMUNITIES HOME

Helping people achieve the dream of home ownership is what the Greater Green Bay Habitat for Humanity is all about and Associated has been an active partner since 2005. In addition to colleagues providing more than 200 volunteer hours last year, Associated also purchased over $1 million in residential mortgage loans in a plan to provide housing for approximately 10 families. The families selected for a Habitat home go through an extensive screening process and are required to spend 300-500 hours working on their home during the process. Associated is proud to continue to support this organization.

IN 2013

Colleagues provided nearly **48,000 hours** of volunteer service to local organizations, an increase of 30% over 2012.

Colleagues served on **475 nonprofit boards**.

The company rewarded its **top 20 colleague volunteers** with a **$1,000 grant** and another 250 colleague volunteers, who committed 50-plus hours of service, a $250 donation to a nonprofit of their choice.

Creating a more sustainable environment.

Associated strives to limit the impact of our business operations on the environment by consistently monitoring our corporate energy consumption and evaluating the responsible use of materials and products in our practices.

The company's electric usage was down 793,644 kWh in 2013, thus reducing our greenhouse gas emissions by 4,211 metric tons. The company also reduced its water usage by nearly 10%, and through shredding efforts that protect the environment and our customers' information security, 912 tons of materials were recycled during the year.

A unique 2013 relationship between Associated Bank and the Arbor Day Foundation rewarded the bank's consumer and business banking deposit product customers who switched from paper statements to eStatements with a tree planted on their behalf by the Foundation. An estimated 113,567 trees, at $1 per tree, have been pledged to the Arbor Day Foundation during 2013 for planting in Wisconsin, Illinois and Minnesota thanks to the program.

Board of Directors



William R. Hutchinson
Chairman, Associated Banc-Corp
President, W. R. Hutchinson & Associates, Inc.



John F. Bergstrom
Chairman & Chief Executive Officer, Bergstrom Corp.



Ruth M. Crowley
Principal, Innervisions Management



Philip B. Flynn
President & Chief Executive Officer, Associated Banc-Corp



Ronald R. Harder
Retired, Former President & Chief Executive Officer, Jewelers Mutual Insurance Co.



Robert A. Jeffe
Co-Chairman & Co-Founder, Hawkwood Energy



Eileen A. Kamerick
Chief Financial Officer, Press Ganey Associates



Richard T. Lommen
Chairman, Courtesy Corp.



Cory L. Nettles
Founder & Managing Director, Generation Growth Capital, Inc.



J. Douglas Quick
Chairman, Lakeside Foods, Inc.



Karen T. van Lith
Interim Chief Executive Officer Consultant



John (Jay) B. Williams
President & Chief Executive Officer, Milwaukee Public Museum

Executive Committee



Philip B. Flynn
President & Chief Executive Officer



Oliver Buechse
Chief Strategy Officer



Christopher J. Del Moral-Niles
Chief Financial Officer



Patrick J. Derpinghaus
Chief Audit Executive



Judith M. Docter
Chief Human Resources Officer



Randall J. Erickson
General Counsel & Corporate Secretary



Breck F. Hanson
Head of Commercial Real Estate



Arthur G. Heise
Chief Risk Officer



Scott S. Hickey
Chief Credit Officer



Timothy J. Lau
Head of Community Markets and Private Client & Institutional Services



Donna N. Smith
Head of Commercial Banking



David L. Stein
Head of Retail Banking



John A. Utz
Head of Specialized Financial Services Group



James Yee
Chief Information & Operations Officer

Associated Banc-Corp
433 Main St.
Green Bay, WI 54301
920-491-7059
Additional information is available at
AssociatedBank.com/Investor

Associated

Common Stock Listing & Trading
Traded: NASDAQ
Stock Market Symbol: ASBC

Shareowner Inquiries
800-468-9716 or 651-450-4064
24/7 automated system or representative from
7 a.m. – 7 p.m. CT, Monday through Friday

Transfer Agent and Registrar Correspondence
Wells Fargo Shareowner Services
1110 Centre Pointe Curve
Suite 101
MAC N9173-010
Mendota Heights, MN 55120
800-468-9716 or 651-450-4064
www.shareowneronline.com

Annual Meeting of Shareholders
April 22, 2014
11 a.m. CT
KI Convention Center
333 Main St.
Green Bay, WI 54301

Proxy materials for the 2014 Annual Meeting of Shareholders are available via the Internet under the U.S. Securities and Exchange Commission's Notice and Access rule. Shareholders as of the February 27, 2014, record date have been mailed a notice regarding the availability of proxy materials, which includes the Internet website address where the proxy materials can be viewed and shares voted. It also includes instructions for requesting a paper copy of the proxy materials via telephone, Internet website or email.

Annual Report on Form 10-K
Shareholders and other interested persons may obtain a copy of Associated Banc-Corp's 2013 Annual Report on Form 10-K at AssociatedBank.com/Investor or by calling or writing Associated Banc-Corp Investor Relations.

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Paper from responsible sources
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IMPORTANT NOTE REGARDING FORWARD-LOOKING STATEMENTS: Statements made in this Summary Annual Report which are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. This includes any statements regarding management's plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Such forward-looking statements may be identified by the use of words such as "believe," "expect," "anticipate," "plan," "estimate," "should," "will," "intend," "outlook" or similar expressions. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in the company's most recent Form 10-K and subsequent SEC filings. Such factors are incorporated herein by reference.